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                            June 8, 2020

       Elmar Schaerli
       Chief Financial Officer
       Auris Medical Holding Ltd.
       Clarendon House
       2 Church Street
       Hamilton HM11
       Bermuda

                                                        Re: Auris Medical
Holding Ltd.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2019
                                                            Filed April 16,
2020
                                                            File No. 001-36582

       Dear Mr. Schaerli:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2019

       Consolidated Financial Statements
       Note 2. Basis of Presentation, Intangible Assets, Research and Development, page F-12

   1. We reference the disclosure that direct expenditures related to AM-125 are capitalized because the criteria
discussed in Note 3 have been met. We also note the discussion on page F-9 that the
development is primarily focused on the delivery route and formulation and not the drug
itself. Since you have not received regulatory approval for AM-125 please provide us with
your analysis of paragraph 57 of IAS 38 in determining that the expenditures meet the
criteria for capitalization.
 Elmar Schaerli
Auris Medical Holding Ltd.
June 8, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 with any questions.



FirstName LastNameElmar Schaerli                          Sincerely,
Comapany NameAuris Medical Holding Ltd.
                                                          Division of
Corporation Finance
June 8, 2020 Page 2                                       Office of Life
Sciences
FirstName LastName